UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 20, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 20, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 19, 2011
11-36-TR

Teck Updates Coal Guidance

Vancouver, BC - Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) provided an update today to its coal guidance for the second quarter.

As a result of the February earthquake and tsunami in Japan, some of Teck’s coal customers have deferred shipments due to reduced steel production requirements and Teck now expects coal sales in the second quarter at the low end of its previously announced guidance range of 5.5 to 6.0 million tonnes.

Teck also now expects the unit mining cost of product sold to be in the range of $71 to $76 per tonne for the year primarily as a result of one-time costs related to labour settlements and higher than expected costs for items such as external mining contractors and diesel.  Unit mining cost of product sold is expected to be higher than this range in the second quarter at approximately $80 to $84 per tonne and then trend downwards in the third and fourth quarters as coal volumes increase.

Teck expects average selling prices for the second quarter of 2011 to be approximately US$270 per tonne compared to its existing guidance of US$280 to US$290 per tonne.  This is due to changes in the sales mix related to the deferred shipments to Japan.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal sales volumes and pricing, statements regarding unit mining costs of product sold and statements regarding the impact of the earthquake and tsunami in Japan on Teck’s coal shipments and sales.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in production or transportation, including due to weather or natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, problems encountered by Teck’s customers in Japan, labour disruptions, changes in the price of diesel and other consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Vice President Investor Relations & Strategic Analysis
Tel. 604.699.4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Vice President Corporate Affairs
Tel. 604.699.4616
marcia.smith@teck.com